Fax

LIBERTY INTERNATIONAL

04 JAN 29 AM 7:21

Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	27 January 2004
Pages:	5		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached an announcement that was made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt of this fax as soon as possible.

04012463

Yours faithfully

Kerin Williams
Deputy Company Secretary

SUPPL

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

dlw 1/30

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY
INTERNATIONAL

<u>VIA FAX</u>

January 27, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Notification of Major Interests in Shares

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax: +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

FILE NO. 82-34722 *SCHEDULE 10*

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
LIBERTY INTERNATIONAL PLC	THE CAPITAL GROUP COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	SEE ATTACHED SCHEDULE

5. Number of shares acquired since last notification	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
N/A		N/A	

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50 PENCE	N/A	27/01/04

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
15,132,080 ORDINARY SHARES	4.70%

14. Any additional information	15. Name of contact and telephone number for queries
THE ACQUISITION OF 913,300 SHARES WAS MISTATED BY CAPITAL INTERNATIONAL LIMITED IN THE NOTICE RECEIVED BY THE COMPANY DATED 21.01.04. THE BALANCE ABOVE AND THE SCHEDULES SHOW THE CURRENT HOLDING OF THE CAPITAL GROUP COMPANIES,INC AS AT 26.01.04	KERIN WILLIAMS 020 7887 7108

16. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification 27 January 2004

	Number of Shares
CAPITAL INTERNATIONAL LIMITED	
Registered Name	
State Street Bank & Trust Co.	873,409
Bank of New York Nominees	2,244,081
Mellon Nominees (UK) Limited	168,200
KAS UK	13,600
Bank One London	95,400
Northern Trust AVFC	126,286
Mellon Bank NA	170,900
HSBC Bank plc	261,700
Deutsche Bank AG	291,620
Midland Bank plc	46,023
Lloyds Bank	56,236
MSS Nominees Limited	58,000
Royal Bank of Scotland	9,800
Nortrust Nominees	1,618,471
Morgan Guaranty	71,477
Citibank London	127,400
Barclays Bank	34,300
Bankers Trust	232,500
Northern Trust	320,969
State Street Nominees Limited	259,164
Clydesdale Bank plc	52,500
Chase Nominees	1,842,964
	8,975,000
CAPITAL INTERNATIONAL SA	
Registered Name	
Credit Suisse London	38,000
JP Morgan	634,500
HSBC Bank plc	159,100
Deutsche Bank AG	197,959
Citibank NA	27,648
RBSTB Nominees Ltd	49,500
Lloyds Bank	22,674
National Westminster Bank	125,300
State Street Bank & Trust Co.	50,900
MSS Nominees Limited	33,900
Royal Bank of Scotland	958,415
Morgan Stanley	16,500
Nortrust Nominees	14,300
Brown Bros	26,900
Citibank London	10,300
Midland Bank plc	256,100
Chase Nominees	1,296,198
Bank of New York Nominees	27,300
State Street Nominees Limited	13,700
Barclays Bank	337,500
Pictet & Cie, Geneva	9,500
	4,304,194
CAPITAL INTERNATIONAL, Inc	
Registered Name	
HSBC Bank plc	114,180
State Street Nominees Limited	840,626

Bank of New York Nominees	108,466
Chase Nominees	513,200
Midland Bank plc	55,900
Nortrust Nominees	44,400
Royal Bank of Scotland	75,800
State Street Bank & Trust Co.	6,614
Citibank	5,800
RBSTB Nominees Ltd	12,200
Citibank NA	75,800
	1,852,886